Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended September 30, 2007
(millions)
Operating Revenue	$5,958
Operating Expenses	4,796

Income from operations	1,162
Other income	72
Interest and related charges	304

Income before income tax expense	930
Income tax expense	354

Income before extraordinary item	576
Extraordinary item (net of income tax benefit of $101)	(158)

Net Income	418
Preferred dividends	16

Balance available for common stock	$402